UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☒ Form C-TR: Termination of Reporting

Name of issuer
One Roq Spirits, LLC

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    New York

    Date of organization
    March 12, 2012

Physical address of issuer
30 Crag Burn Road, East Aurora NY 14052

Website of issuer
https://www.oneroqclub.com

Is there a co-issuer
No

Current number of employees
0

Filer EDGAR CIK
0001755802

Filer EDGAR CCC
d*aPb62A

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Registrant: One Roq Spirits, LLC
Date: April 30, 2026

By: Is/ _____
Name: J. Garrett Green
Title: Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Date: April 30, 2026
J. Garrett Green

By: Is/ _____
Name: J. Garrett Green
Title: Chief Executive Officer, Chief Financial Officer,
          Chief Accounting Officer and Director